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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
     (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                             NACCO INDUSTRIES, INC.
                 (Exact Name of Issuer as Specified in Charter)

                             NACCO INDUSTRIES, INC.
                      (Name of Person(s) Filing Statement)

                CLASS A COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                  629579 10 3
                     (CUSIP Number of Class of Securities)

                               ------------------

                         CHARLES A. BITTENBENDER, ESQ.
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                             NACCO INDUSTRIES, INC.
                             5875 LANDERBROOK DRIVE
                       MAYFIELD HEIGHTS, OHIO 44124-4017
                                 (216) 449-9600
   (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

                                    COPY TO:
                             DENNIS W. LABARRE, ESQ.
                           JONES, DAY, REAVIS & POGUE
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 326-3939

                               November 18, 1996
     (Date Tender Offer First Published, Sent or Given to Security Holders)

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         TRANSACTION VALUATION                  AMOUNT OF FILING FEE
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             [S]                                       [C]
             $40,000,000*                              $8,000
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* Calculated solely for purposes of determining the filing fee in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934 and Rule O-11 thereunder. This amount assumes the purchase of 800,000 shares of Class A Common Stock at $50.00, net in cash per share.

[ ] Check box if any part of the fee is offset as provided by Rule O-11(a)(2)
    and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, on the form or schedule and the date of its filing.
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                              Page 1 of 6 Pages
                             Exhibit Index on Page
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     This Issuer Tender Offer Statement on Schedule 13E-4 (this "Schedule
13E-4") relates to an issuer tender offer being conducted by NACCO Industries, Inc., a Delaware corporation (the "Company"). The Offer is for the purchase by the Company of up to 800,000 shares of its Class A Common Stock, par value $1.00 per share (the "Shares"). The purchase price for each Share will be not greater than $50.00 nor less than $43.50 per Share, net to the seller in cash, specified by the tendering shareholders, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 18, 1996 (the "Offer to Purchase"), and the related Letter of Transmittal (the "Letter of Transmittal," which together with the Offer to Purchase constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively.

ITEM 1.  SECURITY AND ISSUER.

     (a) The name of the issuer is NACCO Industries, Inc., and the address of its principal executive office is 5875 Landerbrook Drive, Mayfield Heights, Ohio 44124-4017.

     (b) The class of securities to which this Schedule 13E-4 relates is the Shares. The information set forth on the front cover page of, and in "Introduction," "Number of Shares; Proration," "Acceptance for Payment of Shares and Payment of Purchase Price," "Interests of Certain Persons; Transactions and Arrangements Concerning the Shares" and "Extension of Offer; Termination; Amendments" in the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in "Introduction" and "Price Range of Shares; Dividends" in the Offer to Purchase is incorporated herein by reference.

     (d) Not applicable.

ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) The information set forth in "Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     (a)-(j) The information set forth in "Introduction," "Background and Purpose of the Offer," "Certain Information About Us -- Plans and Proposals," "Certain Effects of the Offer," and "Interests of Certain Persons; Transactions and Arrangements Concerning the Shares" in the Offer to Purchase is incorporated herein by reference.

ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.

     The information set forth in "Interests of Certain Persons; Transactions and Arrangements Concerning the Shares" and "Schedule A -- Certain Transactions Involving the Shares" in the Offer to Purchase is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

     The information set forth in "Interests of Certain Persons; Transactions Concerning the Shares" and "Schedule A -- Certain Transactions Involving the Shares" in the Offer to Purchase is incorporated herein by reference.

ITEM 6.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in "Source and Amount of Funds" and "Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

ITEM 7.  FINANCIAL INFORMATION.

     (a)-(b) The financial information set forth in "Certain Information About Us -- Summary Historical and Pro Forma Financial Information" in the Offer to Purchase is incorporated herein by reference. The financial information set forth on pages F-1 through F-33 of the Company's Annual Report on Form 10-K for

                             Page 2 of 6 Pages
the fiscal year ended December 31, 1995, a copy of which is filed as Exhibit
(g)(1) hereto, is incorporated herein by reference. The financial information set forth on pages 3 through 9 of the Company's Quarterly Report on Form 10-Q for the period ended September 30, 1996, a copy of which is filed as Exhibit
(g)(2), is incorporated herein by reference.

ITEM 8.  ADDITIONAL INFORMATION.

     (a) Not applicable.

     (b) The information set forth in "Certain Legal Matters; Regulatory and Other Approvals" in the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in "Certain Effects of the Offer" in the Offer to Purchase is incorporated herein by reference.

     (d) Not applicable.

     (e) All of the information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1) and
(a)(2), respectively, hereto, is incorporated herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

 (a)  (1) Form of Offer to Purchase, dated November 18, 1996.
      (2) Form of Letter of Transmittal.
      (3) Form of Notice of Guaranteed Delivery.
      (4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and Other
          Nominees.
      (5) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust
          Companies, and Other Nominees.
      (6) Form of Guidelines for Certification of Taxpayer Identification Number on
          Substitute Form W-9.
      (7) Form of Letter to the Company's Shareholders.
      (8) Form of News Release issued by the Company on November 15, 1996.
      (9) Form of Summary Advertisement published on November 18, 1996.
 (b)  (1) Credit Agreement, dated as of September 27, 1991, among The North American Coal
          Corporation, the banks listed on the signatory pages and Morgan Guaranty Trust
          Company of New York, as Agent (incorporated by reference to Exhibit 10(xcii) to the
          Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1991).
      (2) Amendment No. 1 to the Credit Agreement, dated as of July 28, 1993, among The North
          American Coal Corporation, the banks listed on the signatory pages and Morgan
          Guaranty Trust Company of New York, as Agent (incorporated by reference to Exhibit
          10(cxxxxiii) to the Company's Annual Report on Form 10-K for the fiscal year ended
          December 31, 1993).
      (3) Amendment No. 2 to the Credit Agreement, dated as of September 27, 1995, among The
          North American Coal Corporation, the banks listed on the signatory pages and Morgan
          Guaranty Trust Company of New York, as Agent (incorporated by reference to Exhibit
          10(xxxix) to the Company's Annual Report on Form 10-K for the fiscal year ended
          December 31, 1995).
      (4) Credit Agreement, dated as of February 28, 1995, among NACCO Materials Handling
          Group, Inc., Morgan Guaranty Trust Company of New York, as Agent, and the other banks listed thereto (incorporated by reference to Exhibit 10(lxxxviii) of the
          Hyster-Yale Materials Handling, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 1994).
      (5) Amended and Restated Credit Agreement, dated as of June 4, 1996, among NACCO
          Materials Handling Group, Inc., the Banks party thereto, the Co-Arrangers and
          Co-Agents listed on the signature page thereto and Morgan Guaranty Trust Company of
          New York, as Agent (incorporated by reference to Exhibit 10(lxxv) to the Company's
          Quarterly Report on Form 10-Q for the period ended June 30, 1996).
 (c) Not applicable.
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                             Page 3 of 6 Pages
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
 (d) Opinion of Jones, Day, Reavis & Pogue regarding certain U.S. federal income tax consequences of the Offer.
 (e) Not applicable.
 (f) Not applicable.
 (g)  (1) Audited Financial Statements of the Company as of December 31, 1995 and 1994 and
          for the fiscal years ended December 31, 1995, 1994 and 1993 (incorporated by reference to pages F-1 through F-33 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995).
      (2) Unaudited Financial Statements of the Company as of and for the period ending
          September 30, 1996 (incorporated by reference to pages 3 through 9 to the Company's
          Quarterly Report on Form 10-Q for the period ended September 30, 1996).
      (3) Consent of Arthur Andersen LLP, dated November 15, 1996.

                             Page 4 of 5 Pages
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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13E-4 is true, complete and correct.

                                          NACCO INDUSTRIES, INC.



November 18, 1996                         By: /s/ Alfred M. Rankin, Jr.
                                              --------------------------------
                                              Alfred M. Rankin, Jr.
                                              Chairman, President and
                                                Chief Executive Officer

                             Page 5 of 6 Pages
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                                 EXHIBIT INDEX



EXHIBITS
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
 (a) (1)  Form of Offer to Purchase, dated November 18, 1996........................
     (2)  Form of Letter of Transmittal.............................................
     (3)  Form of Notice of Guaranteed Delivery.....................................
     (4)  Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and
          Other Nominees............................................................
     (5)  Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks,
          Trust Companies, and Other Nominees.......................................
     (6)  Form of Guidelines for Certification of Taxpayer Identification Number on
          Substitute Form W-9.......................................................
     (7)  Form of Letter to the Company's Shareholders..............................
     (8)  Form of News Release issued by the Company on November 15, 1996...........
     (9)  Form of Summary Advertisement published on November 18, 1996..............
 (b) (1)  Credit Agreement, dated as of September 27, 1991, among The North American
          Coal Corporation, the banks listed on the signatory pages and Morgan
          Guaranty Trust Company of New York, as Agent (incorporated by reference to
          Exhibit 10(xcii) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1991)......................................
     (2)  Amendment No. 1 to the Credit Agreement, dated as of July 28, 1993, among
          The North American Coal Corporation, the banks listed on the signatory pages and Morgan Guaranty Trust Company of New York, as Agent
          (incorporated by reference to Exhibit 10(cxxxxiii) to the Company's Annual
          Report on Form 10-K for the fiscal year ended December 31, 1993)..........
     (3)  Amendment No. 2 to the Credit Agreement, dated as of September 27, 1995, among The North American Coal Corporation, the banks listed on the signatory pages and Morgan Guaranty Trust Company of New York, as Agent
          (incorporated by reference to Exhibit 10(xxxix) to the Company's Annual
          Report on Form 10-K for the fiscal year ended December 31, 1995)..........
     (4)  Credit Agreement, dated as of February 28, 1995, among NACCO Materials
          Handling Group, Inc., Morgan Guaranty Trust Company of New York, as Agent,
          and the other banks listed thereto (incorporated by reference to Exhibit
          10(lxxxviii) of the Hyster-Yale Materials Handling, Inc. Annual Report on
          Form 10-K for the fiscal year ended December 31, 1994)....................
     (5)  Amended and Restated Credit Agreement, dated as of June 4, 1996, among
          NACCO Materials Handling Group, Inc., the Banks party thereto, the
          Co-Arrangers and Co-Agents listed on the signature page thereto and Morgan
          Guaranty Trust Company of New York, as Agent (incorporated by reference to
          Exhibit 10(lxxv) to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 1996)...............................................
 (d) Opinion of Jones, Day, Reavis & Pogue regarding certain U.S. federal income tax consequences of the Offer......................................................
 (g) (1)  Audited Financial Statements of the Company as of December 31, 1995 and
          1994 and for the fiscal years ended December 31, 1995, 1994 and 1993
          (incorporated by reference to pages F-1 through F-33 to the Company's
          Annual Report on Form 10-K for the fiscal year ended December 31, 1995)...
     (2)  Unaudited Financial Statements of the Company as of and for the period ending September 30, 1996 (incorporated by reference to pages 3 through 9 to the Company's Quarterly Report on Form 10-Q for the period ended
          September 30, 1996).......................................................
     (3)  Consent of Arthur Andersen LLP, dated November 15, 1996...................

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